

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 12, 2010

Via U.S. Mail and Fax (313) 235-0930

Peter B. Oleksiak
Chief Accounting Officer
DTE Energy Company
One Energy Plaza
Detroit, Michigan 48226-1279

      Re: **DTE Energy Company**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 23, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed March 29, 2010
               File No. 001-11607

Dear Mr. Oleksiak:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director